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                              MIDISOFT CORPORATION
                       1605 N.W. Sammamish Road, Suite 205
                           Issaquah, Washington 98027



June 10, 1997


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Midisoft Corporation
         Registration Statement on Form SB-2
         (S.E.C. File No. 33-17257)
         -----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1993, as amended, the undersigned, being the Vice President and Chief Financial Officer of Midisoft Corporation (the "Company"), respectfully requests that the referenced Registration Statement (the "Registration Statement") filed by the Company be withdrawn.

     Please be advised that the securities covered by the Registration Statement were to be offered by certain selling shareholders. All of such securities are currently eligible for sale under Rule 144(k) of the Securities Act of 1933, making the Registration Statement unnecessary. The Company nevertheless believes that the comments contained in the staff's letter of January 6, 1997 with respect to the Registration Statement have, to the extent appropriate, been addressed and resolved in reports filed by the Company under the Securities Exchange Act of 1934. The Company believes that under these circumstances, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     The Company requests that it receive the Order for Withdrawal as soon as practicable after issuance by the Commission, and that a copy of the Order be forwarded to Berliner Zisser Walter & Gallegos, P.C., at Suite 4700, 1700 Lincoln Street, Denver, Colorado 80203.

                                            Respectfully submitted,

                                            MIDISOFT CORPORATION

                                            /s/ MELINDA A. BRYDEN

                                            Melinda A. Bryden, Vice President
                                            and Chief Financial Officer

cc: David C. Roos, Esq.